Industrial Services of America, Inc.

7100 Grade Lane, P.O. Box 32428

Louisville, Kentucky  40232

Telephone:  (502) 366-3452

November 13, 2007

Kevin Woody

Branch Chief

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0306

Washington, D.C. 20549

Re:       Industrial Services of America, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007

Form 10-Q for the quarter ended June 30, 2007
Filed August 8, 2007

Dear Mr. Woody:

This letter is in response to comments contained in your letter dated October 29, 2007 regarding the above referenced filings of Form 10-K and Form 10-Q.  We have taken the liberty to respond by numerical paragraph in accordance with the numerical paragraphs and categories of your letter. Please note we will be filing amended filings as needed and this has been noted in the applicable comments.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

1.         COMMENT: We note you recorded a $1.3 million reduction of cost of goods sold during 2006.  Please clarify for us the cause of this change in estimate.  Also, please tell us if this change in estimate has an affect on net income and EPS in future periods; reference is made to paragraph 22 of SFAS 154.

            RESPONSE:  The change in management's estimate relating to the cost of goods sold associated with the Computerized Waste Systems (CSW) segment was the results of our inability to receive the final 1% of third party supplier billing in a timely manner related to the termination of The Home Depot contract on October 30, 2005.

            Since the contract stipulated that we were an independent contractor, we were responsible to pay the third party suppliers.  We accrue third party billing as a cost of goods sold in the month the work is performed.

            As of December 31, 2006, we adjusted our accounting estimate related to our cost of goods sold as we believed that we would receive the majority of third party suppliers billing related to The Home Depot contract within an eighteen month period based on a detailed analysis of the prior five year history of third party supplier billing related to The Home Depot contract.

            Each quarter, using this eighteen month period as our cutoff, we reduced cost of goods sold for the third party supplier billing that we accrued, but never received within eighteen months with the resulting impact denoted on the statement of operations.

            In the first quarter of 2007, as a result of this reduction in cost of goods sold, income before other income (expense) increased $35,278, net income increased by $21,495, and earnings per share increased $.006 per share.  Total earnings per share for the first quarter of 2007 were $.22 per share.

            In the second quarter of 2007, as a result of this reduction in cost of goods sold, income before other income (expense) increased $107,266, net income increased by $64,671, and earnings per share increased $.018 per share.  Total earnings per share for the second quarter were $.22 per share.

            In the third quarter of 2007, as a result of this reduction in cost of goods sold, income before other income (expense) increased $337,516, net income increased by $214,930, and earnings per share increased $.059 per share.  Total earnings per share for the third quarter were $.11 cents per share.

            In the fourth quarter of 2007, as a result of this reduction in cost of goods sold, income before other income (expense) is projected to increase $350,000, net income is projected to increase by $210,000, and earnings per share are projected to increase $.058 per share.

            We will be including a Note 11 to the Notes to Condensed Consolidated Financial Statements (Unaudited) to the Form 10-Q for the quarterly period ended September 30, 2007, to reflect the effect of the reduction in cost of goods sold on earnings.  The Form 10-K for the fiscal year ended December 31, 2006, discloses the reduction in cost of goods sold as a line item under the Consolidated Statemenets of Operations to notify the shareholders of such reduction.

Financial Statements

Report of Independent Registered Public Accounting Firm, pages 1 and 2

2.         COMMENT:  We note you include opinions from your external auditors, which do not appear to be signed by your external auditors.  Please amend your filing to include evidence that their opinions are signed.

            RESPONSE: We are filing simultaneously with this letter a Form 10-K/A which includes the conformed signatures of the external auditors.

Exhibits 31.1 and 31.2

3.         COMMENT:  We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, we note you have included the title of the certifying individual at the beginning of the certification and you have replaced the words "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "fourth quarter" in paragraph 4(d).  Please revise your certifications in future filings to comply with the Exchange Act Rules.

            RESPONSE: We will revise our certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended June 30, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

4.         COMMENT:  It appears that the maturity dates for your long-term debt obligations are not consistent with the columns these amounts are listed in.  Please tell us how you have complied with Item 303 of Regulation S-K, or revise.

            RESPONSE: We have today amended our filing in which we have moved the outstanding balance of the $10.0 million senior revolving credit facility classified as long-term debt obligations from the 3-5 years column to the 1-3 years column as these obligations were only 2.5 years from expiration as of June 30, 2007.

We hereby acknowledge that:

1.         the Company is responsible for the adequacy and accuracy of the disclosure in the filings.

2.         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

3.         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

 /s/ Alan L. Schroering

Alan L. Schroering

Chief Financial Officer

Industrial Services of America, Inc.